                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(a)

                                (AMENDMENT NO. 1)


                             RF Micro Devices, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   749941 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               William B. Lawrence
                                    TRW Inc.
                             1900 Richmond Road, 3E
                              Cleveland, Ohio 44124
                                 (216) 291-7230
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 15, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box __.


                         (Continued on following pages)





                               (Page 1 of 9 Pages)

                                       13D

CUSIP NO. 749941 10 0                                          Page 2 of 9 Pages

   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         TRW Inc. ("TRW"), I.D. #34-0575430

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                          (a) ___
                                                                                                   (b) ___

   3     SEC USE ONLY

   4     SOURCE OF FUNDS
         WC, OO

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)       ____

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Ohio

 NUMBER OF SHARES     7     SOLE VOTING POWER                                             2,937,557(a)
BENEFICIALLY OWNED                                                               ----------------------
 BY EACH REPORTING    8     SHARED VOTING POWER                                           2,683,930(b)
  PERSON WITH                                                                    ----------------------
                      9     SOLE DISPOSITIVE POWER                                        2,937,557(a)
                                                                                 ----------------------
                      10    SHARED DISPOSITIVE POWER                                      2,683,930(b)
                                                                                 ----------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,621,487

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         ____

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         34.8 percent

  14     TYPE OF REPORTING PERSON
         CO

(a)  Pursuant to Rule 13d-3(d), this number includes 1,000,000 shares of RF

     Micro Devices, Inc. ("RFMD") common stock which TRW has the right to acquire on exercise of Warrant No. 4 issued to TRW on June 6, 1996 (the
     "TRW Warrant"). The TRW Warrant first became exercisable on June 15, 1998, and must be exercised on or before September 14, 1998.

(b)  These shares are subject to a Restricted Stock Agreement, dated June
     6, 1996, between TRW and RFMD pursuant to which TRW has granted to the president of RFMD an irrevocable proxy to vote the shares in favor of any measure approved by the RFMD board of directors. The agreement also provides that the shares may not be transferred by TRW without RFMD's prior written consent. The restrictions on these shares imposed by the Restricted Stock Agreement will lapse in accordance with the terms of the agreement on July 15, 1998.


                                  SCHEDULE 13D

This Amendment No. 1 on Schedule 13D amends the beneficial ownership statement initially filed by TRW Inc., an Ohio corporation, on February 12, 1998, on a
Schedule 13G pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended. This statement is being filed to reflect the beneficial ownership of shares which TRW Inc. has the right to acquire on exercise of a currently exercisable Warrant No. 4 issued by RF Micro Devices, Inc. on June 6, 1996 (the "TRW Warrant").

Item 1.  Security and Issuer.

         The title of the class of securities which is the subject of this report is common stock, no par value ("Common Stock") of RF Micro Devices, Inc. ("RFMD"). RFMD is a North Carolina corporation which has its principal executive offices at 7625 Thorndike Road, Greensboro, North Carolina 27409-9421.

Item 2.  Identity and Background.

         (a)-(c), (f) This statement is filed on behalf of TRW Inc. ("TRW"), an Ohio corporation, with its principal business address at 1900 Richmond Road, Cleveland, Ohio 44124. TRW is an international company that provides advanced technology products and services. The principal businesses of TRW and its subsidiaries are the design, manufacture and sale of products and the performance of systems engineering, research and technical services for industry and the United States Government in two industry segments: Automotive and Space, Defense & Information Systems. Attached and incorporated herein by reference is Schedule A, which sets forth certain information concerning the directors and executive officers of TRW.

         (d) During the last five years, neither TRW nor, to the best knowledge of TRW, any of its directors and executive officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither TRW nor, to the best knowledge of TRW, any of its directors and executive officers has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The securities which are the subject of this statement have been acquired by TRW using a combination of working capital, funds generated from the issuance of commercial paper and a substantial amount of in-kind value received in exchange for TRW's technology transfer and technical assistance, as described more fully below. TRW acquired 826,446 shares of RFMD Class C Preferred Stock for a purchase price of $5 million in cash, pursuant to a Securities Purchase Agreement between TRW and RFMD, dated June 6, 1996
(attached as Exhibit 3.1, and incorporated herein by reference). These shares were converted into 826,446 shares of Common Stock in connection with the completion of RFMD's initial public offering on June 6, 1997. TRW acquired an additional 1,111,111 shares of Common Stock on conversion of a Subordinated Convertible Promissory Note, dated


                              (Page 3 of 9 Pages)

June 6, 1996 (the "Note") (attached as Exhibit 3.2, and incorporated herein by reference). The Note provided for the conversion of the then outstanding principal of $10 million into shares of Common Stock in full satisfaction of RFMD's obligations under the Note, in connection with RFMD's initial public offering. Finally, TRW acquired (i) 2,683,930 shares of restricted Common Stock pursuant to a Restricted Stock Agreement (attached as Exhibit 3.3, and incorporated herein by reference) and (ii) the TRW Warrant (attached as Exhibit 3.4, and incorporated herein by reference ) to acquire 1,000,000 shares of Common Stock, each in consideration of the execution, delivery and performance by TRW of a License and Technical Assistance Agreement (attached as Exhibit 3.5, and incorporated herein by reference). Each of these agreements was entered into by TRW and RFMD, and dated June 6, 1996. Pursuant to the License and Technical Assistance Agreement, TRW agreed to provide RFMD with certain rights to its patents on Gallium Arsenide ("GaAs") technology and to provide RFMD with technical assistance to design, construct, start-up, test and operate a foundry for the manufacture of GaAs transistors and products.

Item 4.  Purpose of Transaction.

         TRW made its initial investments in the securities of RFMD as a part of a strategic alliance with RFMD to develop high volume commercialization of TRW's GaAs technology for use in telecommunications markets. TRW intends to review on a continuing basis its investment in the Common Stock of RFMD and to take such actions with respect to its investment as it deems appropriate in light of the circumstances existing from time to time. Such actions could include, among other things, acquiring additional shares of Common Stock or disposing of the shares, in whole or in part, at any time, subject to compliance with applicable securities laws and the various agreements between TRW and RFMD discussed herein. Any such decision would be based on an assessment by TRW of a number of different factors, including, but not limited to, the business, prospects and affairs of RFMD, the market for the Common Stock, the condition of the securities markets, general economic and industry conditions and other opportunities available to TRW.

         Except as set forth in the preceding paragraph, TRW does not have any current plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of RFMD, or the disposition of securities of RFMD; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving RFMD or any of its subsidiaries; (c) the sale or transfer of a material amount of assets of RFMD or of any of its subsidiaries; (d) any change in the present board of directors or management of RFMD, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of RFMD; (f) any other material change in RFMD's business or corporate structure; (g) changes in RFMD's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of RFMD by any person; (h) causing a class of securities of RFMD to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of RFMD becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.




                              (Page 4 of 9 Pages)

Item 5. Interest in Securities of the Issuer.

         (a) TRW beneficially owns 5,621,487 shares of Common Stock, including 1,000,000 shares that TRW has the right to acquire pursuant to the TRW Warrant (attached as Exhibit 3.4, and incorporated herein by reference). The TRW Warrant first became exercisable on June 15, 1998, and must be exercised on or before September 14, 1998. The number of shares of Common Stock beneficially owned by TRW represents 34.8 percent of the 16,141,141 shares of Common Stock outstanding as of June 15, 1998, as reported in RFMD's Annual Report on Form 10-K for the fiscal year ended March 28, 1998. The directors and executive officers of TRW disclaim beneficial ownership of these shares.

         (b) TRW has sole voting and dispositive power with respect to 2,937,557 shares. Pursuant to the Restricted Stock Agreement (attached as Exhibit 3.3, and incorporated herein by reference), TRW shares power to vote or dispose of 2,683,930 shares with David A. Norbury, the President and Chief Executive Officer of RFMD, whose business address is 7625 Thorndike Road, Greensboro, North Carolina 27409-9421. Mr. Norbury is a citizen of the United States. During the last five years, to the best knowledge of TRW, Mr. Norbury has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

         (c) No transactions have been effected in the Common Stock of RFMD by TRW or, to the best knowledge of TRW, by its directors and executive officers within the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships
        With Respect to Securities of the Issuer.

         Two million, six hundred and eighty three thousand, nine hundred and thirty (2,683,930) shares of Common Stock are subject to the Restricted Stock Agreement (attached as Exhibit 3.3, and incorporated herein by reference), pursuant to which TRW has granted to the president of RFMD an irrevocable proxy to vote the shares in favor of any measure approved by the RFMD board of directors. The agreement also provides that the shares may not be transferred by TRW without RFMD's prior written consent. The restrictions on these shares imposed by the Restricted Stock Agreement will lapse in accordance with the terms of the agreement on July 15, 1998.


                              (Page 5 of 9 Pages)

         RFMD and certain shareholders, including TRW, also entered into the Second Amended and Restated Registration Rights Agreement, dated June 6,
1996 (attached as Exhibit 3.6, and incorporated herein by reference), pursuant to which TRW acquired registration rights with respect to certain Shares of Common Stock held by it. In return, TRW agreed that, before the fifth anniversary of the closing of RFMD's initial public offering, TRW would not (i) acquire any voting securities or rights or options to acquire any assets of RFMD in excess of 40% of RFMD's equity securities, calculated on a fully diluted basis; (ii) make any public announcement with respect to, or submit any proposal for, any extraordinary transaction involving RFMD or its securities or assets; (iii) make or participate in any solicitation of proxies to vote, or seek to advise or influence any person or entity with respect to the voting of, any voting securities of RFMD; (iv) form, join or participate in a "group" within the meaning of the Securities Exchange Act of 1934, as amended, with respect to any voting securities of RFMD; and (v) solicit or encourage any person to propose a business combination or similar transaction with, or a change in control of, RFMD.

         As discussed in response to Item 3 of this Schedule 13D, TRW and RFMD are also parties to a Securities Purchase Agreement, a Subordinated Convertible Promissory Note, a License and Technical Assistance Agreement and the TRW Warrant, each attached as exhibits hereto and incorporated herein by reference. Please see the response to Item 3 of this Schedule 13D with respect to each of these instruments and agreements, which information is incorporated into this response to Item 6 of this Schedule 13D by reference.

Item 7.  Material to be Filed as Exhibits.

EXHIBIT
NO.               DOCUMENT

3.1 Securities Purchase Agreement, by and between TRW Inc. and RF Micro Devices, Inc., dated June 6, 1996

3.2               Subordinated Convertible Promissory Note, dated June 6, 1996

3.3 Restricted Stock Agreement, by and between TRW Inc. and RF Micro Devices, Inc., dated June 6, 1996

3.4 Warrant No. 4, issued by RF Micro Devices, Inc. to TRW Inc., dated June 6, 1996

3.5 License and Technical Assistance Agreement, by and between TRW Inc. and RF Micro Devices, Inc., dated June 6, 1996

3.6 Second Amended and Restated Registration Rights Agreement, between RF Micro Devices, Inc. and certain shareholders, dated June 6, 1996


                              (Page 6 of 9 Pages)

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 26, 1998

                                    TRW INC.

                                    By:  /s/ William B. Lawrence
                                         ----------------------------------
                                         William B. Lawrence
                                         Executive Vice President,
                                         General Counsel and Secretary



                              (Page 7 of 9 Pages)

                                                                     Schedule A


The name and present principal occupation or employment of each director and executive officer of TRW and certain other information are set forth below. The business address of each such director and executive officer is 1900 Richmond Road, Cleveland, Ohio 44124. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with TRW. All directors and executive officers listed below are citizens of the United States, except that Dr. Blankenstein is a citizen of Germany and Dr. Hahn is a citizen of Austria.

NAME                                PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
------------------------------------------------------------------------------

Michael H. Armacost                 Director of TRW and President of the
                                    Brookings Institution.

Martin Feldstein                    Director of TRW, Professor of Economics at
                                    Harvard University, and President and Chief
                                    Executive Officer of the National Bureau of
                                    Economic Research.

Robert M. Gates                     Director of TRW, consultant, author,
                                    lecturer and former Director of Central
                                    Intelligence of the United States.

Joseph T. Gorman                    Director, Chairman of the Board and Chief
                                    Executive Officer.

Carl H. Hahn                        Director of TRW and former Chairman of the
                                    Board of Volkswagen AG.

George H. Heilmeier                 Director of TRW and Chairman Emeritus of
                                    Bell Communications Research Inc.
                                    (Bellcore).

Peter S. Hellman                    Director, President and Chief Operating
                                    Officer.

Karen N. Horn                       Director of TRW and Senior Managing Director
                                    and Head of International Private Banking of
                                    Bankers Trust New York Corporation.

E. Bradley Jones                    Director of TRW and former Chairman and
                                    Chief Executive Officer of Republic Steel
                                    Corporation and its successor LTV Steel
                                    Company.

William S. Kiser                    Director of TRW and Vice Chairman and Chief
                                    Medical Officer of Primary Health Systems,
                                    Inc.

David B. Lewis                      Director of TRW and Chairman of the Board of
                                    Lewis & Munday, a Detroit law firm.

James T. Lynn                       Director of TRW.




                              (Page 8 of 9 Pages)

NAME                                PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

Lynn M. Martin                      Director of TRW and Chair of Deloitte &
                                    Touche's Council on the Advancement of Women and advisor to the firm and Davee Chair at the J. L. Kellogg Graduate School of
                                    Management, Northwestern University.

John D. Ong                         Director of TRW and Chairman Emeritus of The
                                    BFGoodrich Company.

Richard W. Pogue                    Director of TRW and senior advisor to Dix &
                                    Eaton, a public relations firm.

Bernd Blankenstein                  Executive Vice President & General Manager,
                                    TRW Steering, Suspension & Engine Group.

Timothy W. Hannemann                Executive Vice President & General
                                    Manager, TRW Space & Electronics Group.

Howard V. Knicely                   Executive Vice President, Human Resources &
                                    Communications.

William B. Lawrence                 Executive Vice President, General Counsel &
                                    Secretary.

Carl G. Miller                      Executive Vice President & Chief Financial
                                    Officer.

Philip A. Odeen                     Executive Vice President & General Manager,
                                    TRW Systems & Information Technology Group.

James S. Remick                     Executive Vice President & General Manager,
                                    TRW Occupant Restraint Systems Group.

Peter Staudhammer                   Vice President, Science & Technology.

John P. Stenbit                     Executive Vice President,
                                    Telecommunications.

Ronald D. Sugar                     Executive Vice President & General Manager,
                                    TRW Automotive Electronics Group.

--------------------------------------------------------------------------------



                              (Page 9 of 9 Pages)